Consent of Independent Registered Public Accounting Firm

The Board of Directors
YM BioSciences Inc.

We consent to the use of our auditors’ report dated September 23, 2010 on the consolidated balance sheets of YM BioSciences Inc.as at June 30, 2010 and 2009 and the related consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the years in the three-year period ended June 30, 2010, incorporated by reference in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-134410 and No. 333-161786) on Forms S-8  and F-10 respectively of YM BioSciences Inc.

(Signed) KPMG LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Canada
September 24, 2010